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20009491

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 2020
Washington DC
413

SEC FILE NUMBER
8-47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bengur Bryan & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 S. Exeter Street Suite 210
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Bryan — 443-573-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsenAllen, LLP
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive Suite 300	Timonium	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Charles A. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengur Bryan & Co., Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA D EXTER
NOTARY PUBLIC
HARFORD COUNTY, MARYLAND
MY COMMISSION EXPIRES
APRIL 6, 2022

Lisa D. Exter

Notary Public

Charles A. Bryan

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BENGUR BRYAN & CO., INC.

2019
FINANCIAL PACKAGE
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT 1

FINANCIAL STATEMENTS 3

Statement of Financial Condition 4
Statement of Comprehensive Income 5
Statement of Changes in Stockholders' Equity 6
Statement of Cash Flows 7

Notes to Financial Statements 8

SUPPLEMENTARY INFORMATION 16

Schedule I, Computation of Net Capital under Rule 15c3-1 17
Schedule II, Computation for Determination of the Reserve Requirements Under
Exhibit A of Rule 15c3-3 (exemption) 19
Schedule III, Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 (exemption) 19

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co. Inc.
Baltimore, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bengur Bryan & Co. Inc. (the Company) as of December 31, 2019, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the

Board of Directors and Stockholders
Bengur Bryan & Co. Inc.

Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2010.

Baltimore, Maryland
February 27, 2020

FINANCIAL STATEMENTS

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	281,964
Accounts receivable		11,310
Prepaid expenses		3,759
Investments		32,130
TOTAL ASSETS	$	329,163

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses	$	16,400
Total liabilities		16,400
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value; 999,975 shares authorized; 1,000 shares, 500 outstanding		50
Additional paid-in capital		450
Retained earnings		312,263
Total stockholders' equity		312,763
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	329,163

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2019

REVENUE		
Investment banking revenue	$	4,628,709
Interest income		2,927
Unrealized gain on marketable securities		7,659
Total revenue		4,639,295
EXPENSES		
Consulting fees		2,781,715
Employee compensation and benefits		1,191,964
Other expenses		267,458
Total expenses		4,241,137
NET INCOME	$	398,158

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income
BALANCE, JANUARY 1, 2019	$ 100	$ 25,400	$ 395,097	$ (2,405)	$ 19,671
Net Income	-	-	398,158	-	
Cumulative effect of adoption unrealized gain on marketable securities to Net Income	-	-	19,671	-	(19,671)
Distributions to stockholders	-	-	(372,499)	-	-
Repurchase of shares	(50)	(24,950)	(128,164)	2,405	
Unrealized gain on marketable securities	-	-	-	-	-
BALANCE, DECEMBER 31, 2019	$ 50	$ 450	$ 312,263	$ -	$ -

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	390,499
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Accounts receivable		2,819
Prepaid expenses		(101)
Accounts payable and other accrued expenses		500
Net cash provided by operating activities		393,717
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders		(372,499)
Repurchase of shares		(150,759)
Net cash used in financing activities		(523,258)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(129,541)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		411,505
CASH AND CASH EQUIVALENTS, END OF YEAR	$	281,964

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company claims exemption from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Fee Revenue

Fee revenue from contracts with customers includes transaction fee revenue, fixed advisory fees, and non-refundable retainer fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. There were no changes in the judgments used to determine the timing of the satisfaction of performance obligations or the judgments used to determine the transaction price made in applying the guidance in ASC 606.

The following provides detailed information on the recognition of our revenues from contracts with customers:

We provide our clients with a limited range of investment banking and financial advisory services. Investment Banking services primarily include placement agent services in both the equity and debt capital markets, including private equity placements, and distributing private debt, and fees generated in connection with merger & acquisition and valuation related services. Fees from private placements, and mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. A significant portion of the fees we receive for our investment banking services are considered variable as they are contingent upon a future event (e.g., completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. The Company believes the performance obligation for non-refundable retainer fee services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses that are associated with investment banking and advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking and advisory related expenses are expensed as incurred. All investment banking and advisory expenses are recognized within other operating expenses in the statements of operations.

Disaggregation of Revenue

The following table presents the Company's revenues from contracts with customers disaggregated by major business activity and by type of contract:

Investment banking -	Merger & acquisitions	$ 2,052,869
	Private placements	2,177,000
	Advisory	398,840
		$ 4,628,709
Transaction		$ 4,177,369
Fixed		238,840
Non-refundable retainer		212,500
		$ 4,628,709

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

We do not disclose information about performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Investment banking fees that are contingent upon completion of a specific milestone are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2019.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied. We had receivables related to revenues from contracts with customers of $10,000 at December 31, 2019. We had no significant impairments related to these receivables during the year ended December 31, 2019.

Accounts Receivable

Account receivables result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2019, management believes that all accounts are fully collectible and there is no allowance for doubtful accounts.

Investments

Investments that management believes may be sold prior to maturity are classified as available-for-sale securities. Securities held in this category are stated at fair value. Any unrealized gains or losses on these securities are excluded from income and are reported as the other comprehensive income component of stockholders' equity. Gains and losses on disposal are determined using the specific identification method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Comprehensive Income

Comprehensive income includes net income and certain other changes to stockholders' equity including unrealized gains and losses on securities classified as available-for-sale. At December 31, 2019, accumulated other comprehensive income consisted entirely of net unrealized gains on securities available-for-sale.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes previous revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The company adopted this guidance effective as of January 1, 2018 under the modified retrospective approach with no material impact on the Company's results, operations, financial position, or liquidity. See Note 2 - Fee Revenue, for expanded disclosure requirements.

Topic 606 does not apply to revenue associated with financial instruments, including interest income earned on cash and cash equivalents.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company has determined there will be no relevant impact of the amended lease guidance on its financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $282,706 at December 31, 2019, of which $275,850 was invested in money market funds and not insured under FDIC limits.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market funds as follows:

Cash	$ 3,984
Investment Sweep	2,130
Money market fund	275,850
Total cash and cash equivalents	$ 281,964

NOTE 5 – INVESTMENTS

The following is a summary of investments at December 31, 2019:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
300 shares Nasdaq Stock Mkt., Inc. stock	$ 4,800	$ 27,330	$ -	$ 32,130

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 – valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and,

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques based on market exchange, dealer or broker-traded transactions.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Equity Securities

Equity securities classified as available for sale are securities that are listed on a national market or exchange and are valued at the last sales price. Such securities are classified within Level 1 of the valuation hierarchy.

The following table summarizes financial assets and financial liabilities measured at fair value, on a recurring basis, as of December 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 32,130	$ -	$ -	$ 32,130
Total assets at fair value	$ 32,130	$ -	$ -	$ 32,130

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. In order to participate in the Plan, employees must be 21 years of age, and must have performed service for the Company for at least 3 of the 5 immediately preceding years. The Company contributes 25% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2019 was $125,709.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an Expense Sharing Agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $27,108 was charged to operations for the year ended December 31, 2019.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $287,357 which was $282,357 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

Note 10 – REPURCHASE OF SHARES

Per the Unanimous Consent of Board of Directors dated November 7, 2019 ("the Consent"), the Firm's Board of Directors, consisting of Messrs. Royston and Bryan, approved the repurchase by the Firm of Mr. Royston's 50% interest in the Firm (the "Royston Shares") for the purchase price of $150,759. Per said Consent, after the repurchase, the Royston Shares will be retired. Per the Stock Redemption Agreement dated November 7, 2019 (the "Redemption Agreement"), Mr. Royston agreed to sell, and the Firm agreed to purchase, the Royston Shares, conditioned upon FINRA approval. As a result, Mr. Bryan will become the 100% direct owner of the Firm.

On December 4, 2019 FINRA's Membership Application Program Group (the "Staff") assessed the materiality of a change in ownership structure for the repurchase of the Royston Shares and concluded that, for purposes of Rule 1017, the change whereby Mr. Bryan increases his 50% direct ownership of the Firm to 100% does not appear to constitute a material change that would require the Firm to file an application with FINRA pursuant to Rule 1017.

The repurchase of shares became effective as of December 31, 2019.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company's owner is also a principal owner of two affiliates to which the Company paid expenses related to rent, office supplies, professional registration and dues, travel and entertainment, telephone, consulting, and other administrative expenses in 2019. The Company paid the affiliates $71,247 for the year ended December 31, 2019 for these expenses.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 12 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2016, 2017, 2018, 2019 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 13 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 11, 2020, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2019, but prior to February 11, 2020 that provided additional evidence about conditions that existed at December 31, 2018 have been recognized in the financial statements for the year ended December 31, 2019. Events or transactions that provided evidence about conditions that did not exist at December 31, 2019, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2019.

SUPPLEMENTARY INFORMATION

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
December 31, 2019

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 312,763
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		312,763
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		312,763
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition		
1. Accounts receivable	11,310	
2. Prepaid expenses	3,759	
3. Property and equipment	-	
		(15,069)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		297,694
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	10,337	
		(10,337)
10. Net capital		$ 287,357

BENGUR BRYAN & CO., INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
December 31, 2019 (Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$ 1,094
12. Minimum dollar net capital requirement of reporting broker	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$ 282,357
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 281,357

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$ 16,400
17. Additions	-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	-
19. Total aggregate indebtedness	$ 16,400
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	5.71%

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report filing as of December 31, 2019, - STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 December 31, 2019.

Bengur Bryan & Company, Inc.

Schedule II – Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption) December 31, 2019

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as claims exemption from such computation under Section (k)(2)(i), as the Company carries no margin accounts and has no customers.

Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption) December 31, 2019

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(2)(i), since the Company carries no margin accounts and has no customers.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have performed the procedures enumerated below, which were agreed to by Bengur Bryan & Co. Inc. (the Company) and the Securities Investor Protection Corporation (SIPC), related to the Company's compliance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the SIPC Series 600 Rules, and the applicable instructions of the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check, and tracing the payment to the subsequent clearing on the bank statement, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 PART III for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $28,153 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2019, to the Company's supporting schedule, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues as of January 1, 2019 to December 31, 2019 on page 2, line 2d and the General Assessment of 0.0015 on page 2, line 2e of $4,611,142, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the Company's supporting schedule's arithmetical accuracy of the $28,153 aggregate deductions report for the period of January 1, 2019 to December 31, 2019, respectively on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 27, 2020

BENGUR BRYAN & CO., INC.
GENERAL ASSESSMENT RECONCILIATION
Year Ended December 31, 2019

Total Revenue	$ 4,639,295
Total Deductions	28,153
SIPC Net Operating Revenues	$ 4,611,142
General Assessment @ .0015	$ 6,917

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/11/2019	SIPC-6	$ -	$ 664
1/6/2020	SIPC-7	-	6,253
		$ -	$ 6,917

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1509*********************MIXED AADC 220
47072 FINRA DEC
BENGUR BRYAN & CO INC
505 S EXETER ST STE 210
BALTIMORE, MD 21202-4344

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 6,916.72
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______________ Date Paid	(663.61)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	6,253.11
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,253.11

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bengur Bryan & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of January, 20 20.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.		Eliminate cents
2a	Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 4,639,295
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	4,639,295
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
	(2) Revenues from commodity transactions	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts	7,659
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	17,567
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	2,927
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
	Enter the greater of line (i) or (ii)	
	Total deductions	28,153
d.	SIPC Net Operating Revenues	$ 4,611,142
e	General Assessment @ .0015	$ 6,916.72
		(to page 1, line 2.A.)

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Bengur Bryan & Co., Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) (the "exemption provisions") and (2) Bengur Bryan & Co., Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 27, 2020

BENGUR BRYAN

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 14, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bengur Bryan & Co., Inc. is a broker/dealer registered with the SEC and FINRA.

- Bengur Bryan & Co., Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2019.

- Bengur Bryan & Co., Inc. is exempt from the provisions of Rule 15c3-3 because is meets conditions set forth in paragraph (k)(2)(i) of the rule.

- Bengur Bryan & Co., Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019.

- Bengur Bryan & Co., Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2019 through December 31, 2019.

The above statements are true and correct to the best of my and the Company's knowledge.

Charles A. Bryan, President
January 14, 2020

509 S. Exeter Street
Suite 210
Baltimore, MD 21202
443.573.3030
443.573.3040 fax
www.bengurbryan.com

BENGUR
BRYAN & CO., INC.
INVESTMENT BANKERS

February 28, 2020

Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549

Dear Sir or Madam:

Please find enclosed two (2) copies of the 2019 Annual Audited Financial Statement Package for Bengur Bryan & Co., Inc.

Please contact me at 443-573-3033 if you have any concerns or questions.

Sincerely,

Charles A. Bryan
President

509 S. Exeter Street
Suite 210
Baltimore, MD 21202
443.573.3030
443.573.3040 fax
www.bengurbryan.com